

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 7, 2008

Mr. Oscar Gonzalez Rocha
President and Chief Executive Officer
Southern Copper Corporation
11811 North Tatum Blvd. Suite 2500
Phoenix, Arizona 85028

   RE: **Southern Copper Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed February 29, 2008
       Schedule 14A
       Filed March 14, 2008
       Response Letter Dated April 11, 2008
       Response Letter Dated April 15, 2008
       Response Letter Dated April 22, 2008
       File No. 1-14066

Dear Mr. Rocha:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director

cc: J. Cannarella
    S. Donahue